                                                        news

F I N A N C I A L
RELATIONS BOARD


FOR YOUR INFORMATION:           RE:     Tefron Ltd.
                                        28 Chida Street
                                        Bnei-Brak  51371
                                        Israel
                                        (NYSE:  TFR)

AT THE COMPANY                  AT FINANCIAL RELATIONS BOARD
--------------                  ----------------------------

Mr. Gil Rozen                   Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer         Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715


              TEFRON LTD. REPORTS FOURTH QUARTER, YEAR-END RESULTS

             COMPANY RECEIVES ADDITIONAL INVESTMENT OF $5-$7 MILLION

BNEI-BRAK, ISRAEL, MARCH 03, 2004 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the fourth quarter and full year ended December 31, 2003.

Sales for the fourth quarter of 2003 were $40.4 million, compared to sales of $50.4 million in the fourth quarter of 2002. Gross profit for the fourth quarter of 2003 was $5.7 million compared to $ 10.6 million in the fourth quarter of 2002, operating income for the fourth quarter of 2003 was $0.7 million compared to $0.6 million in the fourth quarter of 2002 and the net loss was $2.2 million, or $0.18 per share, for the fourth quarter of 2003, compared to a net loss of $3.5 million, or $0.28 per share, in the fourth quarter of 2002. Operating cash flow for the fourth quarter of 2003 was $0.9 million, compared to $3.3 million for the fourth quarter of 2002. EBITDA for the fourth quarter was $2.4 million compared to $7.9 million in the comparable quarter last year.

The results for the fourth quarter of 2002 included one-time charges of $5.8 million consisting of restructuring charges of $5.3 million and one-time expenses of $483,000 in association with the reorganization of Alba-Waldensian.

FULL YEAR 2003

Sales for the year ended December 31, 2003 were $163.1 million compared to $190.3 million for the year ended December 31, 2002. Gross profit for 2003 was $25.0 million compared to $37.4 million in 2002. Operating income for 2003 was $4.7 million compared to $15.2 million in 2002 and the net loss for 2003 was $3.5 million, or $0.28 per share, compared to a net loss of $17.5 million, or $1.41 per share, in 2002. Operating cash flow for 2003 was $2.9 million compared to $25.8 million in 2002. EBITDA for the full year was $12.7 million compared to $29.6 million for 2002.

The results for the year 2002 included one-time charges of $26.4 million consisting of a one-time non-cash goodwill adjustment of $18.8 million in compliance with SFAS 142, a capital loss of $1.8 million associated with the sale of 52% of the Health Products Division of Alba-Waldensian, and a restructuring charge of $5.3 million and one-time expenses of $483,000 in association with the reorganization of Alba-Waldensian.

RECENT EVENTS

The Company announced that it has entered into an additional Share Purchase Agreement with a group of investors represented by Mr. Zvi Limon. Under this agreement, the investors will, subject to the closing of the Share Purchase Agreement made on February 17, 2004, between the Company and FIMI, invest $5 million in cash in Tefron for approximately 1.07 million ordinary shares of Tefron at a base price of $4.65 per share. The Company has an option to issue the investors, within 90 days from the closing of this transaction, additional shares at the same price and on the same terms for an additional investment of up to $2 million. According to the agreement, the base price per share will be subject to adjustments and may be increased or reduced by up to $0.75 per share. The investors have also entered into a Registration Rights Agreement with Tefron.

Mr. Yos Shiran, Chief Executive Officer said, "2003 was a challenging year for Tefron, characterized by diversification of products, consolidation of production lines and changes in our client base. During 2003 we had an increase in sales to the activewear and swimwear markets, where we introduced a wide variety of new innovations and products. At the same time, we experienced a decrease in sales to our major client.

"These operational challenges affected our operational efficiency for a longer period of time than we originally anticipated. They also entailed extra costs in the production of more complicated new products in shorter runs and extra SG&A expenses. These extra costs, coupled with lower sales to our major customer and the strengthening of the NIS compared to the USD, are the main reasons for the decrease in our margins compared to 2002."

Mr. Shiran added, "The agreement for a new capital investment of $5-$7 million, which we announced today coupled with the agreement for a $15 million capital investment by FIMI, which we announced recently, will improve our financial strength. We intend to use these capital investments to reduce our bank debts and support our growth plans. We are continuing to develop our innovative products and unique technologies to widen our market base and provide our customers with better products and service.

 "The current order flow we are receiving indicates a positive response of the market to our new product lines, and a return of demand from our major customer. These indications support our previous expectations of growth in sales for 2004. Looking forward, our growth rate is dependent on the rate of improvement of our operational efficiency. So far, this quarter's production has been steadily moving up indicating that the first quarter of 2004 will show an improvement in sales compared to the previous four quarters."

Mr. Shiran concluded, "We believe that, Tefron today, is a stronger, more diversified company with a better spread clientele base and with a better growth potential."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.



                             FINANCIAL TABLES FOLLOW


--------------------------------------------------------------------------------

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

                                                                                              TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                      DECEMBER 31,
                                                                                          ------------------------------------
                                                                                                2002                2003
                                                                                          ----------------    ----------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                               $       6,742       $       6,877
   Trade receivables (net of allowance for doubtful debts)                                        21,421              24,917
   Inventories                                                                                    26,206              31,676
   Other accounts receivable and prepaid expenses                                                  5,459               6,166
                                                                                          ----------------    ----------------

 Total current assets                                                                             59,828              69,636
                                                                                          ----------------    ----------------

 SEVERANCE PAY FUNDS                                                                                 433                 217
                                                                                          ----------------    ----------------

 PROPERTY, PLANT AND EQUIPMENT:
   Cost                                                                                          150,632             157,734
   Less - accumulated depreciation                                                                52,133              60,261
                                                                                          ----------------    ----------------

 Property, plant and equipment, net                                                               98,499              97,473
                                                                                          ----------------    ----------------

 OTHER ASSETS:
   Goodwill                                                                                       30,743              30,865
   Deferred taxes                                                                                  3,961               3,428
   Investment in companies                                                                           354                 296
   Advance to supplier of equipment                                                                1,374                   -
   Other                                                                                           1,219                 806
                                                                                          ----------------    ----------------

 Total other assets                                                                               37,651              35,395
                                                                                          ----------------    ----------------

 Total assets                                                                              $     196,411       $     202,721
                                                                                          ================    ================


                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                    DECEMBER 31,
                                                                                        -------------------------------------
                                                                                              2002                 2003
                                                                                        -----------------    ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                                                $      14,767        $      31,761
   Current maturities of long-term debt:
     Banks and other loans                                                                   *) 16,290               10,328
     Capital leases                                                                          *)  1,455                1,367
   Trade payables                                                                            *) 24,078               29,558
   Other accounts payable and accrued expenses                                               *)  9,405               11,146
                                                                                        -----------------    ----------------

 Total current liabilities                                                                      65,995               84,160
                                                                                        -----------------    ----------------

 LONG-TERM LIABILITIES:
   Banks and other loans                                                                        64,623               56,471
   Capital leases                                                                                1,755                  327
   Deferred taxes                                                                                8,117                7,570
   Accrued severance pay                                                                         2,123                2,486
                                                                                        -----------------    ----------------

 Total long-term liabilities                                                                    76,618               66,854
                                                                                        -----------------    ----------------

 MINORITY INTEREST                                                                              13,690               15,052
                                                                                        -----------------    ----------------

 Total liabilities                                                                             156,303              166,066
                                                                                        -----------------    ----------------

 LIENS, CONTINGENCIES AND COMMITMENTS

 SHAREHOLDERS' EQUITY:
   Share capital
     Ordinary shares of NIS 1 par value:
     Authorized - 50,000,000 shares
     Issued - 13,409,566 shares                                                                  5,575                5,575
     Deferred shares of NIS 1 par value:
     Authorized, issued and outstanding - 4,500 shares                                               1                    1
   Additional paid-in capital                                                                   62,810               62,810
   Accumulated deficit                                                                         (20,870)             (24,323)
   Deferred stock compensation                                                                       -                    -
   Accumulated other comprehensive income                                                            -                    -
                                                                                        -----------------    ----------------

                                                                                                47,516               44,063
 Less - 997,400 Ordinary shares in treasury, at cost                                            (7,408)              (7,408)
                                                                                        -----------------    ----------------

 Total shareholders' equity                                                                     40,108               36,655
                                                                                        -----------------    ----------------

 Total liabilities and shareholders' equity                                              $     196,411        $     202,721
                                                                                        =================    ================

*) Reclassified.


                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                   TEFRON LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             IN THOUSANDS OF U.S. DOLLARS ( EXCEPT PER SHARE DATA )

                                                                THREE MONTHS ENDED
                                                                    DECEMBER 31
                                                     ----------------------------------------
                                                            2003                  2002
                                                     -------------------    -----------------
                                                                     (UNAUDITED)
                                                     ----------------------------------------

SALES                                                          $ 40,436             $ 50,399
COST OF SALES                                                    34,729               39,792
RESTRUCTURING COSTS                                                                    1,550
                                                     -------------------    -----------------
GROSS PROFIT (LOSS)                                               5,707                9,057


 S,G&A EXPENSES                                                   5,022                4,695
RESTRUCTURING COSTS                                                                    3,798
                                                     -------------------    -----------------
OPERATING INCOME (LOSS)                                             685                  564


FINANCING EXPENSES ,NET                                           2,040                1,233
                                                     -------------------    -----------------
                                                                 (1,355)                (669)

OTHER EXPENSES ,NET                                                  52                  481

                                                     -------------------    -----------------
NET INCOME (LOSS) BEFORE TAX                                     (1,407)              (1,150)
INCOME TAX EXPENSE (BENEFIT)                                        236                1,777
                                                     -------------------    -----------------
NET INCOME (LOSS) AFTER INCOME TAXES                             (1,643)              (2,927)

MINORITY INTEREST IN EARNINGS OF SUBSIDIARY                        (583)                (592)
EQUITY IN LOSSES OF AFFILIATED COMPANY                               38                  (14)

                                                     -------------------    -----------------
NET INCOME (LOSS)                                                (2,188)              (3,533)
                                                     ===================    =================


EARNINGS (LOSS) PER SHARE                                        ($0.18)              ($0.28)
                                                     ===================    =================






                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                                            YEAR ENDED DECEMBER 31,
                                                                            --------------------------------------------------------
                                                                                  2001               2002                2003
                                                                            ----------------- ------------------  ------------------

 Sales                                                                       $    188,949      $    190,305        $    163,086
 Cost of sales                                                                    169,173           151,385             138,090
 Restructuring costs                                                                    -             1,550                   -
                                                                            ----------------- ------------------  ------------------

 Gross profit                                                                      19,776            37,370              24,996
 Selling, general and administrative expenses                                      20,140            18,358              20,323
 Restructuring costs                                                                    -             3,793                   -
                                                                            ----------------- ------------------  ------------------

 Operating income (loss)                                                             (364)           15,219               4,673
 Financial expenses, net                                                            9,396             5,457               5,628
 Other expenses (income), net                                                         843             2,293                (228)
                                                                            ----------------- ------------------  ------------------

 Income (loss) before taxes on income (benefit)                                   (10,603)            7,469                (727)
 Taxes on income (benefit)                                                           (837)            4,979                 (92)
                                                                            ----------------- ------------------  ------------------

 Income (loss) after income taxes                                                  (9,766)            2,490                (635)
 Equity in losses of affiliated companies                                            (240)             (392)               (183)
 Minority interest in earnings of a subsidiary                                          -              (822)             (2,550)
 Pre-acquisition loss of subsidiary since March 31, 2003                                -                 -                 (85)
                                                                            ----------------- ------------------  ------------------

 Net income (loss) from ordinary activities                                       (10,006)            1,276              (3,453)
 Cumulative effect of change in accounting principle                                    -           (18,774)                  -
                                                                            ----------------- ------------------  ------------------

 Net loss                                                                    $    (10,006)     $    (17,498)       $     (3,453)
                                                                            ================= ==================  ==================


 Income (loss) per share from ordinary activities                            $      (0.81)     $       0.10        $      (0.28)
                                                                            ================= ==================  ==================

 Loss per share from cumulative effect of change in accounting
   principles                                                                $          -      $      (1.51)       $          -
                                                                            ================= ==================  ==================

 Basic and diluted net loss per share                                        $      (0.81)     $      (1.41)       $      (0.28)
                                                                            ================= ==================  ==================

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

                                                                                    TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------------
                                                                            2001            2002            2003
                                                                        ------------    ------------    ------------
Cash flows from operating activities
------------------------------------
  Net loss                                                                ($10,006)       ($17,498)        ($3,453)
    Adjustments to reconcile net loss to net cash
    provided by operating activities (a)                                    25,203          43,344           6,329
                                                                        ------------    ------------    ------------

Net cash provided by operating activities                                   15,197          25,846           2,876
                                                                        ------------    ------------    ------------

Cash flows from investing activities
------------------------------------
  Investment in property, plant and equipment                               -6,475          -2,977          -4,123
  Investment grants received                                                 5,732           1,659           1,868
    Investment in affiliated companies                                      -1,487            -279            -125

  Proceeds from sale of property, plant and equipment                            -             218             499
  Payment for acquisition of subsidiary (b)                                      -               -             300
                                                                        ------------    ------------    ------------

  Net cash used in investing activities                                     -2,230          -1,379          -1,581
                                                                        ------------    ------------    ------------

Cash flows from financing activities
------------------------------------
  Receipt of long-term bank loans                                                -          25,772           8,500
    Repayment of long-term bank loans and other loans                       -8,110         -50,320         -22,614
  Payment under capital lease                                               -3,146          -5,821          -1,691
  Receipt under capital lease                                                    -             330             175

    Increase (decrease) in short-term bank credit, net                      -1,052          -3,908          15,636
  Payment under issuance of shares to minority shareholders                      -          -1,214               -
  Proceeds from issuance of shares to minority shareholders                      -       *) 12,358               -
  Dividend paid to minority interest in subsidiary                               -               -          -1,166
                                                                        ------------    ------------    ------------

  Net cash used in financing activities                                    -12,308         -22,803          -1,160

  Increase in cash and cash equivalents                                        659           1,664             135

Cash and cash equivalents at the beginning of the year                       4,419           5,078           6,742
                                                                        ------------    ------------    ------------

Cash and cash equivalents at the end of the year                            $5,078          $6,742          $6,877
                                                                        ============    ============    ============

*) Net of issuance cost in the amount of $ 642.





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

                                                                                                    TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                            2001            2002            2003
                                                                                        ------------    ------------    ------------
(a)   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES
      Depreciation and amortization                                                       $ 10,944        $  9,722        $  7,673
        Increase (decrease) in accrued severance pay, net                                      458           1,285            -692
      Decrease (increase) deferred income taxes                                               -837           4,571            -289
      Equity in losses of affiliated companies                                                 240             392             183
        Loss (gain) on disposal of property and equipment, net                                 915               8            -199
      Minority interest in earnings of a subsidiary                                              -             822           2,550
      Loss from issuance of shares to third party                                                -           2,082               -
      Pre-acquisition loss of a subsidiary                                                       -               -              85

      Decrease (increase) in trade receivables, net                                          3,964           2,019          -3,006
        Decrease (increase) in other accounts receivable and prepaid expenses                5,655            -343            -469
      Decrease (increase) in inventories                                                     7,875          -2,634          -4,482
      Increase (decrease) in trade payables                                                 -1,200           4,227           3,911
      Decrease in other accounts payable and accrued expenses                               -2,811          -1,753           1,064
      Goodwill write-off                                                                         -          18,774               -
      Restructuring cost:
        Write down of long-lived assets                                                          -           2,622               -
        Inventory mark down                                                                      -           1,550               -
                                                                                        ------------    ------------    ------------

                                                                                          $ 25,203        $ 43,344        $  6,329
                                                                                        ============    ============    ============
(b)   PAYMENT FOR ACQUISITION OF SUBSIDIARY
      Working capital, net                                                                $      -        $      -            (692)
        Property and equipment, net                                                              -               -             369
      Goodwill                                                                                   -               -             122
      Accrued severance pay, net                                                                 -               -             -99
                                                                                        ------------    ------------    ------------

                                                                                          $      -        $      -           ($300)
                                                                                        ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:                   $      -        $    410        $  2,744
                                                                                        ============    ============    ============

CASH PAID DURING THE YEAR IN RESPECT OF:

Interest paid                                                                             $ 10,813        $  5,962        $  3,538
                                                                                        ============    ============    ============

Income taxes, net of refunds received                                                     $      -            ($37)       $     60
                                                                                        ------------    ------------    ------------





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

                                                                                              TEFRON LTD. AND ITS SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


CALCULATION FROM GAAP TO EBITDA
                                                                               Calculation of the EBITDA

                                                                                       Year ended
                                                                                      December  31,
                                                                                    (in thousands $)
                                                                                 2003              2002
                                                                                 ----              ----

Income (loss) before taxes on income (benefit)                                  -$727            $7,469

Finance expenses ,net                                                           5,628             5,457

Depreciation and amortization  (see Cash Flows  Statements)                     7,673             9,722

Restructuring cost ( in Gross profit)                                                             1,550

Restructuring cost ( in SG&A expenses)                                                            3,793

Other expenses,net  *                                                                             1,632

                                                                         -------------      ------------
                                                                              $12,574           $29,623
                                                                         =============      ============

                                                                                   Three months ended
                                                                                      December 31,
                                                                                    (in thousands $)
                                                                                 2003              2002
                                                                                 ----              ----

Income (loss) before taxes on income (benefit)                                -$1,374           -$1,150

Finance expenses ,net                                                          $2,043            $1,233

Depreciation and amortization                                                  $1,758            $2,080

Restructuring cost ( in Gross profit)                                                            $1,550

Restructuring cost ( in SG&A expenses)                                                           $3,793

Other expenses,net *                                                                               $436

                                                                         -------------      ------------
                                                                               $2,427            $7,942
                                                                         =============      ============

* Other expenses, net consists of the one time charge associated with the sale of 52% of the Health
Products Division of Alba Waldensian.



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